December 20, 2007

VIA EDGAR

Ms. Jill Davis

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.W., Stop 7010

Washington, D.C. 20549

Re:

Questar Market Resources Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed on March 2, 2007

Form 10-Q for the Quarter Ended September 30, 2007

Filed on November 2, 2007

File No. 000-30321

Dear Ms. Davis:

This letter constitutes the response of Questar Market Resources, Inc. (“Market Resources” or “the Company”) to your comment letter dated December 12, 2007, regarding our Form 10-K for the fiscal year ended December 31, 2006 and Form 10-Q for the fiscal quarter ended September 30, 2007.

We are providing our responses via EDGAR for your review without amendment to the above referenced Forms 10-K and 10-Q.

We have set forth below each of the comments in bold font followed by our response to each comment.

Please contact me by telephone at (801) 324-2056, e-mail at charles.stanley@questar.com, or facsimile at (801) 324-2066 with any questions or comments regarding this letter. Thank you in advance for your prompt attention to this matter.

Very truly yours,

/s/C. B. Stanley

C. B. Stanley

President and Chief Executive Officer

Questar Market Resources, Inc.

cc:

John Cannarella

Response to comment letter dated December 12, 2007

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 2. Properties, page 13

1.

Please expand your disclosure of the estimated future net revenues before future income taxes to refer to it as a non-GAAP measure.  Please provide the disclosures required by Item 10(e) of Regulation S-K, including reconciliation to the most directly comparable GAAP measure, which appears to be the standardized measure of future net discounted cash flows, as set forth in paragraph 30 of SFAS 69.

Response:

Readers of our financial statements can readily determine the referenced measure of “estimated future net revenues before income taxes” from the disclosures required by SFAS 69, as presented in the Supplemental Gas and Oil Information footnote included in Item 8 of our Form 10-K.  Accordingly, the Company proposes to eliminate this measure from disclosures made under Item 2 in our next Form 10-K filing with the Commission.

2.

We note your disclosure that your reserve replacement rate was 217 percent during the year ended December 31, 2006.  In connection with this disclosure;

•

Please clarify if the information used to calculate this ratio is derived directly from the line items disclosed in the reconciliation of beginning and ending proved reserve quantities as required to by paragraph 11 of SFAS 69.

•

Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped).

•

Please clarify whether or not the reserves used to calculate this ratio include:

a.

non-proved reserve quantities, or,

b.

proved reserve additions that include both proved reserve additions attributable to consolidated entities and investments accounted for using the equity method.

•

Identify the reasons why proved reserves were added.

a.

The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions.  Explain to investors the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements’ control impact the amount of reserve additions from that source from period to period.

•

Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, and the availability of additional development capital and the installation of additional infrastructure.

•

Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.

•

Disclose how management uses this measure.

•

Disclose the limitations of this measure.

Response:

The referenced disclosure of our “production replacement ratio”, was derived in the manner defined in the Glossary of Commonly Used Terms included in our Form 10-K, and was intended to provide a measure of the Company’s success at replacing production during a specified period that would be comparable with industry peers. Readers of our financial statements can readily determine this ratio from the disclosures required by SFAS 69, as presented in the Supplemental Gas and Oil Information footnote included in Item 8 of our Form 10-K. Accordingly, the Company proposes to eliminate the cited ratio from disclosures made under Item 2 in our next Form 10-K filing with the Commission.

3.

We note your disclosure of finding cost per unit.  Please expand your disclosure to address each of the following:

•

Describe how the ratio is calculated.

•

Indicate whether or not the information used to calculate this ratio should be derived directly from the line items disclosed in the schedule of costs incurred and the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraphs 11, 21 and 30(b) of SFAS 69.

•

If the ratio does not use data determined in accordance with SFAS 69, please identify:

°

the source of the data;

°

indicate whether or not the ratio is a non-GAAP measure, as defined by Item 10(e)(2) of Regulation S-K;

∙

if the ratio is a non-GAAP measure, supplementally explain why it is appropriate to disclose it in Commission filings based on the conditions identified in Item 10(e)(1)(ii) of Regulation S-K; and

∙

if it is determined that it is appropriate to disclose the non-GAAP measure in Commission filings, provide the disclosure required by Item 10(e)(1)(i) and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measure, which can be located at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

∙

Note that finding and development costs include asset retirement costs.  Therefore, this ratio should also include asset retirement costs.  Refer to the February 24, 2004 sample letter sent to oil and gas producers regarding SFAS 69 and SFAS 143: http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

∙

Note that future development costs expected to be incurred relative to the specific set of reserve additions included in the calculation of the ratio should also be included in the calculation.

°

Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped).

•

Indicate whether or not you use non-proved reserves or a figure for proved reserve additions that includes both proved reserve additions attributable to consolidated entities combined with proved reserve additions attributable to investments accounted for using the equity method to calculate the ratio.

•

When a significant portion of the proved reserve additions is proved undeveloped, disclose that additional development costs will need to be incurred before these proved reserves are ultimately produced, and the impact this has on the use and reliability of the measure.

•

Disclose the amount of the estimated future development costs.  Explain to investors, if true, that the amount of estimated future development costs related to the proved reserve additions is a component of amounts disclosed in the SFAS 69 disclosures.

•

Identify the reasons why proved reserves were added.

•

As with the calculation of the reserve replacement ratio, the reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions.  Explain to investors the nature of the reserve additions, whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements; control impact the amount of reserve additions from that source from period to period.

•

Identify all situations that resulted in a reserve addition that did not require the expenditure of additional costs.  For example, changes in commodity prices and foreign exchange rates routinely have a direct impact on the quantity of proved reserves, but do not require the expenditure of additional exploration or development costs.

•

Disclose how management uses this measure.

•

Disclose the limitations of this measure.

•

Indicate whether the finding and development costs per unit measure is comparable to other like measures disclosed by other companies.

Response:

The referenced disclosure of our “finding cost per unit”, as derived in the manner defined in the Glossary of Commonly Used Terms included in our Form 10-K, was intended to provide a measure of the Company’s average per unit cost of finding, developing and acquiring new proved reserves during specified periods, and an element of performance comparability with industry peers.  It now appears that few in the industry are disclosing such measures. Accordingly, the Company proposes to eliminate the cited per unit measure from disclosures made under Item 2 in our next Form 10-K filing with the Commission.

Financial Statements and Supplementary Data, page 31

General

4.

Please clarify why you have not included quarterly data pursuant to Item 302 of Regulation S-K

Response:

We conclude that quarterly data pursuant to Item 302 of Regulation S-K should be provided in our quarterly filings and propose to add the following disclosure in our next Form 10-K filing with the Commission:

Note xx – Quarterly Financial Information (Unaudited)

Following is a summary of quarterly financial information:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Year
	(in millions)
2007
Revenues
Operating income
Net income
2006
Revenues	$467.5	$424.3	$467.9	$476.1	$1,835.8
Operating income	155.0	138.6	156.2	137.1	586.9
Net income	94.7	79.3	92.0	90.1	356.1

Item 9A Controls and Procedures, page 59

5.

We note your disclosure that since the evaluation date, there have not been any changes in your internal controls or other factors during the most recent fiscal quarter that could materially affect such controls.  It is unclear whether there were any changes in your internal control over financial reporting that occurred during your last fiscal quarter.  Please revise to disclose, if true, any change in your internal control over financial that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

Response:

We do confirm that there were no changes in internal controls over financial reporting that occurred during the fiscal quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. We propose to add the following language in future filings with the Commission.

Changes in Internal Controls

There were no changes in the Company’s internal controls over financial reporting that occurred during the quarter ended December 31, 200X that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Form 10-Q for the Quarter Ended September 30, 2007

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

Energy Trading and Other, page 14

6.

Please clarify why your revenues for this segment declined from $174.3 million for the three months ended September 30, 2006 to $89.2 million for the three months ended September 30, 2007.

Response:

Supplementally, the Energy Trading segment reported revenues of $89.2 million for the three months ended September 30, 2007, a 49% decrease compared to the year-earlier period. The decrease was primarily the result of lower gas prices. The segment’s weighted-average natural gas sales price for the three months ended September 30, 2007 was $2.76 per MMBtu compared to $5.56 per MMBtu for the same period in 2006, a 50% decrease.